KRAMER LEVIN NAFTALIS & FRANKEL LLP

GEORGE M. SILFEN
PARTNER
PHONE 212-715-9522
FAX 212-715-8422
GSILFEN@KRAMERLEVIN.COM

July 14, 2017

VIA ELECTRONIC TRANSMISSION

Office of Applications and Report Services
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Civil Action Documents Filed with Respect to Third Avenue Trust (the "Trust")

Dear Sir or Madam:

Enclosed for electronic filing on behalf of the Trust, pursuant to Section 33 of the Investment Company Act of 1940, as amended, is a: (i) copy of the Order Approving Class Action Settlement filed July 12, 2017 in the United States District Court, Southern District of New York (Order Approving Class Action Settlement, *In Re Third Avenue Management LLC Securities Litigation*, No. 1:16-cv-2758-PKC (S.D.N.Y. July 12, 2017)); (ii) copy of the Order Approving Plan of Allocation of Settlement Proceeds filed July 12, 2017 in the United States District Court, Southern District of New York (Order Approving Plan of Allocation of Settlement Proceeds, *In Re Third Avenue Management LLC Securities Litigation*, No. 1:16-cv-2758-PKC (S.D.N.Y. July 12, 2017)); and (iii) copy of the Order Awarding Attorneys' Fees and Expenses filed July 12, 2017 in the United States District Court, Southern District of New York (Order Awarding Attorneys' Fees and Expenses, *In Re Third Avenue Management LLC Securities Litigation*, No. 1:16-cv-2758-PKC (S.D.N.Y. July 12, 2017)).

If you have any questions regarding this filing, please contact me at (212)715-9522.

Sincerely,

/s/ George M. Silfen
George M. Silfen

1177 AVENUE OF THE AMERICAS NEW YORK NY 10036-2714 PHONE 212.715.9100 FAX 212.715.8000
990 MARSH ROAD MENLO PARK CA 94025-1949 PHONE 650.752.1700 FAX 650.752.1800
47 AVENUE HOCHE 75008 PARIS FRANCE PHONE (33-1) 44 09 46 00 FAX (33-1) 44 09 46 01
WWW.KRAMERLEVIN.COM

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

—————————————————————— x

In re THIRD AVENUE MANAGEMENT   :   Civil Action No. 1:16-cv-02758-PKC
LLC SECURITIES LITIGATION

   :   <u>CLASS ACTION</u>

——————————————————————   :

   :

This Document Relates To: :   ORDER APPROVING CLASS ACTION
       SETTLEMENT
   :

     ALL ACTIONS.   :

—————————————————————— x



USDC SDNY
DOCUMENT
ELECTRONICALLY FILED
DOC #: _____
DATE FILED: 7/12/17

Case 1:16-cv-02758-PKC Document 132-3 Filed 06/16/17 Page 2 of 12

This matter came before the Court pursuant to the Order Preliminarily Approving Settlement and Providing for Notice ("Order") dated April 5, 2017, on the application of the Settling Parties for approval of the Settlement set forth in the Stipulation of Settlement dated as of March 31, 2017 (the "Stipulation" or "Settlement"). Due and adequate notice having been given to the Class as required in said Order, and the Court having considered all papers filed and proceedings had herein and otherwise being fully informed in the premises and good cause appearing therefore, IT IS HEREBY ORDERED, ADJUDGED, AND DECREED that:

1.   This Order incorporates by reference the definitions in the Stipulation, and all capitalized terms used herein shall have the same meanings as set forth in the Stipulation, unless otherwise set forth herein.

2.   The Court has jurisdiction over the subject matter of this Action, the Plaintiffs, all other Class Members, and Defendants.

3.   The Court finds, for the purposes of the Settlement only, that the prerequisites for a class action under Rules 23(a) and (b)(3) of the Federal Rules of Civil Procedure have been satisfied in that: (a) the number of Class Members is so numerous that joinder of all members is impracticable; (b) one or more questions of law and fact are common to the Class; (c) the claims of the Plaintiffs are typical of the claims of the Class they seek to represent; (d) Plaintiffs and Lead Counsel have been and are capable of fairly and adequately representing the interests of the Class, in that (i) Plaintiffs' interests have been and are consistent with those of the other Class Members, (ii) Lead Counsel has been and is able and qualified to represent the Class, and (iii) Plaintiffs and Lead Counsel have fairly and adequately represented the Class Members in prosecuting this Action and in negotiating and entering into the proposed Settlement; (e) the questions of law and fact common to the members of the Class predominate over any questions affecting only individual Class Members;

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Case 1:16-cv-02758-PKC Document 132-3 Filed 06/16/17 Page 3 of 12

and (f) a class action is superior to other available methods for the fair and efficient adjudication of the controversy.

4.   Pursuant to Rules 23(a) and (b)(3) of the Federal Rules of Civil Procedure and for purposes of the Settlement only, this Court hereby finally certifies this Action as a class action on behalf of all Persons who purchased shares of the Fund during the period from March 1, 2013 through December 10, 2015. Excluded from the Class are Defendants, employees, officers and directors of the Defendant entities, members of the immediate families of each of the Individual Defendants, the estates of the deceased Individual Defendants, any Person in which any Defendant has a controlling interest, and, as to such excluded Person, the legal and personal representatives, agents, heirs, successors, or assigns of any such excluded Person. By definition, also excluded from the Class are Class Members who timely and validly exclude themselves from the Class, of which there are none.

5.   Notice of the pendency of this Action as a class action and of the proposed Settlement was given to all Class Members who could be identified with reasonable effort. The form and method of notifying the Class of the pendency of this Action as a class action and of the terms and conditions of the proposed Settlement met the requirements of Rule 23 of the Federal Rules of Civil Procedure, Section 27 of the Securities Act of 1933, 15 U.S.C. §77z-1(a)(7), as amended by the Private Securities Litigation Reform Act of 1995 (the "PSLRA"), due process, and any other applicable law, constituted the best notice practicable under the circumstances, and constituted due and sufficient notice to all individuals and entities entitled thereto.

6.   The Court finds that the proposed Settlement resulted from serious, informed, non-collusive negotiations conducted at arm's length by experienced and competent counsel for the Settling Parties and their counsel – with the assistance of an experienced mediator – and was entered

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Case 1:16-cv-02758-PKC   Document 132-3   Filed 06/16/17   Page 4 of 12

into in good faith. Accordingly, the Settlement as set forth in the Stipulation is hereby fully and finally approved as fair, reasonable, and adequate, consistent and in full compliance with all applicable requirements of the Federal Rules of Civil Procedure, the PSLRA, and the Rules of the Court.

7.   Subject to the terms and provisions of the Stipulation and the conditions therein being satisfied, the Settling Parties are directed to consummate the Settlement.

8.   The Action is hereby dismissed in its entirety with prejudice and without costs except as provided for in the Stipulation.

9.   The releases as set forth in ¶¶11.1-11.5 of the Stipulation (the "Releases"), together with the definitions contained in ¶¶1.23-1.27, 1.31 relating thereto are expressly incorporated herein in all respects. The Releases are effective as of the Effective Date.

10.   Upon the Effective Date, the following persons (the "Released Persons"), whether or not each or all of the following Persons were named, served with process, or appeared in the Action, will be fully and finally released and discharged with respect to the Released Plaintiffs' Claims (as defined below): (a) Defendants and the Fund; (b) for each and all of the Persons identified in the foregoing clause of this paragraph, any and all of their respective past or present trusts, foundations, investors, insurers, reinsurers, partnerships, general or limited partners or partnerships, joint ventures, member firms, limited-liability companies, corporations, parents, controlling persons, subsidiaries, divisions, direct or indirect affiliates, associated entities, stockholders, members, managing members, managing agents, financial or investment advisors, advisors, consultants, investment bankers, entities providing any fairness opinion, underwriters, brokers, dealers, lenders, commercial bankers, attorneys in fact, counsel, accountants and associates that are not natural persons; (c) for each and all of the Persons identified in the foregoing clauses of this paragraph that

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Case 1:16-cv-02758-PKC Document 132-3 Filed 06/16/17 Page 5 of 12

are not natural persons, any and all of their respective past or present trustees, agents, employees, fiduciaries, partners, controlling persons, principals, officers, managers, directors, managing directors, members, managing members, managing agents, financial or investment advisors, advisors, consultants, brokers, dealers, lenders, attorneys in fact, counsel, accountants, and associates who are natural persons; (d) for each and all of the Persons identified in the foregoing clauses of this paragraph that are not natural persons, their respective successors and assigns; and (e) for each and all of the Persons identified in the foregoing clauses of this paragraph who are natural persons, any and all of their past or present family members or spouses, and the heirs, executors, estates, administrators, personal or legal representatives, assigns, beneficiaries, and distributees of any of the foregoing.

11.   Upon the Effective Date, the following claims (the "Released Plaintiffs' Claims") will be released with respect to the Released Persons: all actions, claims, debts, demands, causes of action and rights and liabilities whatsoever (including, but not limited to, any claims for damages, interest, attorneys' fees, expert, or consulting fees and any other costs, expenses, or liability whatsoever), against Defendants and the Released Persons, belonging to Plaintiffs and/or any or all Class Members or any Person acting on their behalf, including their present or past heirs, executors, estates, administrators, predecessors, successors, assigns, parents, subsidiaries, associates, affiliates, employers, employees, agents, insurers, reinsurers, directors, managing directors, officers, partners, principals, members, managing members, attorneys, financial and other advisors, investment bankers, underwriters, lenders, and any other representatives of any of these persons and entities (the "Releasing Plaintiffs"), whether direct, derivative, representative or in any other capacity, arising under federal, state, local or foreign, statutory or common law or any other law, rule or regulation, concerning both known claims and Unknown Claims, that: (a) have been asserted in the Action

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(including all claims alleged in any complaint filed in the Action or in any action consolidated into it) against any of the Released Persons; or (b) could have been or could be asserted in any forum by or on behalf of the Class Members or any of them against any of the Released Persons, if such claims or Unknown Claims (i) relate to the allegations, transactions, facts, matters, breaches, occurrences, financial statements, statements, representations or omissions involved, set forth, or referred to in the Action and (ii) relate to the purchase of Fund shares during the Class Period (including any decision to hold or retain such Fund shares).

12.   Upon the Effective Date, the following claims (the "Released Defendants' Claims") will be released with respect to Plaintiffs, Lead Counsel, any other counsel for Plaintiffs in the Action, and all members of the Class and their counsel: any and all actions, claims, debts, demands, causes of action and rights and liabilities whatsoever (including, but not limited to, any claims for damages, interest, attorneys' fees, expert or consulting fees, and any other costs, expenses, or liability whatsoever), whether based on federal, state, local, or foreign statutory, or common law or any other law, rule, or regulation, concerning both known claims and Unknown Claims, that have been or could have been asserted in the Action or any forum by Defendants, or the heirs, successors, and assigns of any of them against Plaintiffs, Lead Counsel, any of the Class Members or their attorneys, arising out of or relating to the institution, prosecution, or settlement of the Action.

13.   The Releases do not include claims (a) to enforce this Order and the Judgment and the Settlement, and any or all of their terms, including, but not limited to, the releases provided for in this Order and the Judgment, (b) for breach or violation of any of the terms of the Stipulation or the orders or judgments issued by the Court in connection with the Settlement, (c) any claims in the Delaware Derivative Action, or (d) belonging to Defendants against their insurers or any other person not a party hereto.

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Case 1:16-cv-02758-PKC Document 132-3 Filed 06/16/17 Page 7 of 12

14.   Plaintiffs and all Class Members and anyone acting on their behalf are permanently enjoined from filing, commencing, prosecuting, or intervening in any other lawsuit or arbitration or administrative, regulatory or other proceeding, in any jurisdiction or forum any Released Plaintiffs' Claims against any Released Person.

15.   To the extent authorized by §11 of the Securities Act of 1933, and in accordance with 15 U.S.C. §78u-4(f)(7)(A), any and all Claims for contribution arising out of any Released Plaintiffs' Claim (i) by any person or entity against any of the Defendants and (ii) by any of the Defendants against any person or entity other than as set out in 15 U.S.C. §78u-4(f)(7)(A)(ii) are hereby permanently barred, extinguished, discharged, satisfied, and unenforceable. Accordingly, without limitation to any of the above, (i) any person or entity is hereby permanently enjoined from commencing, prosecuting, or asserting against any of the Defendants any such Claim for contribution, and (ii) the Defendants are hereby permanently enjoined from commencing, prosecuting, or asserting against any person or entity any such Claim for contribution. In accordance with 15 U.S.C. §78u-4(f)(7)(B), any final verdict or judgment that might be obtained by or on behalf of the Class or a Class Member against any person or entity for loss for which such person or entity and any Defendants are found to be jointly liable shall be reduced by the greater of (i) an amount that corresponds to Defendants' percentage of responsibility for the loss to the Class or Class Member or (ii) either (a) the Settlement Amount, in the case of the Class, or (b) that portion of the Settlement Amount applicable to the Class Member, in the case of a Class Member, unless the court entering such judgment orders otherwise.

16.   To effectuate the Settlement, the Court hereby enters the following Complete Bar:

(a)   Any and all persons and entities are permanently barred, enjoined, and restrained from commencing, prosecuting, or asserting any Claim against any Released Person

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Case 1:16-cv-02758-PKC Document 132-3 Filed 06/16/17 Page 8 of 12

arising under any federal, state, or foreign statutory or common-law rule, however styled, whether for indemnification or contribution or otherwise denominated, including Claims for breach of contract or for misrepresentation, where the Claim is or arises from a Released Plaintiffs' Claim and the alleged injury to such person or entity arises from that person's or entity's alleged liability to the Class or any Class Member, including any Claim in which a person or entity seeks to recover from any of the Released Persons (i) any amounts that such person or entity has or might become liable to pay to the Class or any Class Member and/or (ii) any costs, expenses, or attorneys' fees from defending any Claim by the Class or any Class Member. All such Claims are hereby extinguished, discharged, satisfied, and unenforceable, subject to a hearing to be held by the Court, if necessary. The provisions of this subparagraph are intended to preclude any liability of any of the Released Persons to any person or entity for indemnification, contribution, or otherwise on any Claim that is or arises from a Released Plaintiffs' Claim and where the alleged injury to such person or entity arises from that person's or entity's alleged liability to the Class or any Class Member; *provided, however*, that if the Class or any Class Member obtains any judgment against any such person or entity based upon, arising out of, or relating to any Released Plaintiffs' Claim for which such person or entity and any of the Released Persons are found to be jointly liable, that person or entity shall be entitled to a judgment credit equal to an amount that is the greater of (i) an amount that corresponds to such Released Person's or Released Persons' percentage of responsibility for the loss to the Class or Class Member or (ii) either (a) the Settlement Amount, in the case of the Class, or (b) that portion of the Settlement Amount applicable to the Class Member, in the case of a Class Member, unless the court entering such judgment orders otherwise.

(b) Each and every Released Person is permanently barred, enjoined, and restrained from commencing, prosecuting, or asserting any Claim against any other person or entity

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(including any other Released Person) arising under any federal, state, or foreign statutory or common-law rule, however styled, whether for indemnification or contribution or otherwise denominated, including Claims for breach of contract and for misrepresentation, where the Claim is or arises from a Released Plaintiffs' Claim and the alleged injury to such Released Person arises from that Released Person's alleged liability to the Class or any Class Member, including any Claim in which any Released Person seeks to recover from any person or entity (including another Released Person) (i) any amounts that any such Released Person has or might become liable to pay to the Class or any Class Member and/or (ii) any costs, expenses, or attorneys' fees from defending any Claim by the Class or any Class Member. All such Claims are hereby extinguished, discharged, satisfied, and unenforceable.

(c)   Notwithstanding anything stated in the Complete Bar, if any person or entity (for purposes of this subparagraph, a "petitioner") commences against any of the Released Persons any action either (i) asserting a Claim that is or arises from a Released Plaintiffs' Claim and where the alleged injury to such petitioner arises from that petitioner's alleged liability to the Class or any Class Member or (ii) seeking contribution or indemnity for any liability or expenses incurred in connection with any such Claim, and if such action or Claim is not barred by a court pursuant to this paragraph or is otherwise not barred by the Complete Bar, neither the Complete Bar nor the Stipulation shall bar Claims by that Released Person against (a) such petitioner, (b) any person or entity who is or was controlled by, controlling, or under common control with the petitioner, whose assets or estate are or were controlled, represented, or administered by the petitioner, or as to whose Claims the petitioner has succeeded, and (c) any person or entity that participated with any of the preceding persons or entities described in items (a) and (b) of this subparagraph in connection with the assertion of the Claim brought against the Released Person(s); *provided, however*, that nothing in

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1244144_3

the Complete Bar Order or Stipulation shall prevent the Settling Parties from taking such steps as are necessary to enforce the terms of the Stipulation.

(d)   If any term of the Complete Bar entered by the Court is held to be unenforceable after the date of entry, such provision shall be substituted with such other provision as may be necessary to afford all of the Released Persons the fullest protection permitted by law from any Claim that is based upon, arises out of, or relates to any Released Plaintiffs' Claim.

(e)   Notwithstanding the Complete Bar or anything else in the Stipulation, nothing shall release, interfere with, limit, or bar the assertion by any Released Person of (i) any Claim or right for insurance coverage under any insurance, reinsurance, or indemnity policy, (ii) any statutory, by-law, trust instrument, or contractual right to indemnification or advancement as against any other Released Person, or (iii) any statutory, by-law, trust instrument, common-law, or contractual right or claim as against any other Released Person concerning matters other than indemnification, contribution, or advancement.

17.   This Order, the Judgment, the Stipulation, the offer of the Settlement, and compliance with the Court's orders or the Stipulation shall not constitute or be construed as an admission by any of the Released Persons of any wrongdoing or liability, or as an admission by Plaintiffs of any weaknesses in their claims. This Order, the Judgment, and the Stipulation are to be construed solely as a reflection of the Settling Parties' desire to facilitate a resolution of the claims in the Action and of the Released Plaintiffs' Claims and the Released Defendants' Claims.

18.   The fact and terms of the Stipulation, including Exhibits, all negotiations, discussions, drafts, and proceedings in connection with the Settlement, and any act performed or document signed in connection with the Settlement, shall not be offered or received in evidence or used for any other purpose in this or any other proceeding in any court, administrative agency, arbitration forum,

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Case 1:16-cv-02758-PKC Document 132-3 Filed 06/16/17 Page 11 of 12

or other tribunal, except as necessary to enforce the terms of the Settlement, including, but not limited to, the Preliminary Approval Order, the Notice, this Order and the Judgment, and the releases provided for in this Order and the Judgment. Defendants and any Released Persons may file the Stipulation, the Preliminary Approval Order, the Notice, this Order and the Judgment in any other action or proceeding that may be brought against them in any forum in order to support a defense or counterclaim based on principles of *res judicata*, collateral estoppel, release and discharge, good faith settlement, judgment bar or reduction, or any theory of claim preclusion or issue preclusion or similar defense or counterclaim.

19. The Court finds that Defendants have satisfied their financial obligations under the Stipulation by paying Fourteen Million Two Hundred and Fifty Thousand Dollars ($14,250,000) (the "Settlement Amount") to the Settlement Fund.

20. The Court finds and concludes, pursuant to Section 27 of the Securities Act of 1933, as amended by the PSLRA, 15 U.S.C. §77z-1(c)(1), that the Plaintiffs, Lead Counsel, Defendants and counsel to the Defendants have complied with each requirement of Rule 11(b) of the Federal Rules of Civil Procedure as to any complaint, responsive pleading or dispositive motion.

21. The Court retains continuing and exclusive jurisdiction over Defendants, Plaintiffs and all other Class Members for all matters relating to the administration, interpretation, effectuation or enforcement of the Stipulation and this Order and the Judgment, including any application for fees and expenses incurred in connection with administering and distributing the settlement proceeds to the members of the Class.

22. In the event that the Settlement does not become Effective in accordance with the terms of the Stipulation, or is terminated pursuant to ¶10.4 of the Stipulation, ¶3.8 of the Stipulation shall apply and this Order and the Judgment shall be rendered null and void to the extent provided by

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Case 1:16-cv-02758-PKC Document 132-3 Filed 06/16/17 Page 12 of 12

and in accordance with the Stipulation and shall be vacated and may not be introduced as evidence or reflected in any action or proceedings by any person or entity, and each party shall be restored to his, her or its respective position as it existed prior to January 30, 2017.

23. Without further order of the Court, the parties may agree to reasonable extensions of time to carry out any of the provisions of the Stipulation provided that any such extensions are not materially inconsistent with this Order and do not materially limit the rights of Class Members under the Stipulation.

24. The Defendants have provided notification to all appropriate federal and state officials regarding the Settlement as required by 28 U.S.C. §1715.

25. The Court has considered the objection to the Settlement filed by Class Member Jeffrey Harris, and finds it to be without merit. The objection is overruled.

26. ~~The date of issuance of this Order is July 10, 2017, unless otherwise ordered by the Court.~~ This Order is effective immediately

27. There is no just reason for delay in the entry of the Judgment and immediate entry by the Clerk of the Court is expressly directed pursuant to Rule 54(b) of the Federal Rules of Civil Procedure. Case is closed. All motions are terminated

DATED: 7-12-17

THE HONORABLE P. KEVIN CASTEL
UNITED STATES DISTRICT JUDGE

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1244144_3

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

—————————————————————— x

In re THIRD AVENUE MANAGEMENT : Civil Action No. 1:16-cv-02758-PKC
LLC SECURITIES LITIGATION   :
                                                 : <u>CLASS ACTION</u>
——————————————————   :
                                                 : ORDER APPROVING PLAN OF
This Document Relates To: : ALLOCATION OF SETTLEMENT
                                                 : PROCEEDS
        ALL ACTIONS.   :
                                                 :
—————————————————————— x



Case 1:16-cv-02758-PKC   Document 132-4   Filed 06/16/17   Page 2 of 3

This matter having come before the Court on June 23, 2017, on Plaintiffs' motion for approval of the Plan of Allocation of the settlement proceeds in the above-captioned action; the Court having considered all papers filed and proceedings had herein and otherwise being fully informed in the premises;

IT IS HEREBY ORDERED, ADJUDGED, AND DECREED that:

1.   This Order incorporates by reference the definitions in the Stipulation of Settlement dated March 31, 2017 (the "Stipulation") and all capitalized terms used, but not defined herein, shall have the same meanings as set forth in the Stipulation.

2.   Pursuant to and in full compliance with Rule 23 of the Federal Rules of Civil Procedure, this Court hereby finds and concludes that due and adequate notice was directed to all persons who are Class Members who could be identified with reasonable effort, advising them of the Plan of Allocation and of their right to object thereto, and a full and fair opportunity was accorded to all persons and entities who are Class Members to be heard with respect to the Plan of Allocation.

3.   The Court finds and concludes that the formula for the calculation of the claims of Authorized Claimants which is set forth in the Notice of Pendency and Proposed Settlement of Class Action (the "Notice") sent to Class Members provides a fair and reasonable basis upon which to allocate the proceeds of the Net Settlement Fund established by the Stipulation among the Class Members, with due consideration having been given to administrative convenience and necessity.

4.   The Court has considered the objection to the Plan of Allocation filed by Class Member Jeffrey Harris and finds it to be without merit. The objection is overruled.

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5.   This Court finds and concludes that the Plan of Allocation, as set forth in the Notice,

is, in all respects, fair and reasonable and the Court approves the Plan of Allocation.



DATED: ___7 - 12 - 17___

THE HONORABLE P. KEVIN CASTEL
UNITED STATES DISTRICT JUDGE

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1276780_1

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

———————————————————— x

In re THIRD AVENUE MANAGEMENT   :   Civil Action No. 1:16-cv-02758-PKC
LLC SECURITIES LITIGATION   :

       :   CLASS ACTION
————————————————————
       :

This Document Relates To: :   ORDER AWARDING ATTORNEYS' FEES
           AND EXPENSES
     ALL ACTIONS.   :

———————————————————— x



Case 1:16-cv-02758-PKC   Document 132-5   Filed 06/16/17   Page 2 of 3

This matter having come before the Court on June 23, 2017, on the motion of Lead Counsel for an award of attorneys' fees and expenses, the Court, having considered all papers filed and proceedings conducted herein, having found the Settlement of this Action to be fair, reasonable and adequate, and otherwise being fully informed in the premises and good cause appearing therefore;

IT IS HEREBY ORDERED, ADJUDGED, AND DECREED that:

1.   This Order incorporates by reference the definitions in the Stipulation of Settlement dated March 31, 2017 (the "Stipulation") and all capitalized terms used, but not defined herein, shall have the same meanings as set forth in the Stipulation.

2.   This Court has jurisdiction over the subject matter of this application and all matters relating thereto, including all members of the Class who have not timely and validly requested exclusion.

3.   The Court hereby awards Lead Counsel attorneys' fees of 10% of the Settlement Fund (or $1,425,000), plus expenses in the amount of $267,350.71, together with the interest earned on both amounts for the same time period and at the same rate as that earned on the Settlement Fund until paid. The Court finds that the amount of fees awarded is appropriate and that the amount of fees awarded is fair and reasonable under the "percentage-of-recovery" method.

4.   The fees and expenses shall be allocated amongst other Plaintiffs' Counsel in a manner that Lead Counsel in good faith believes reflects the contributions of such counsel to the prosecution and settlement of the Action.

5.   The awarded attorneys' fees and expenses and interest earned thereon, shall be paid to Lead Counsel subject to the terms, conditions, and obligations of the Stipulation, and in particular, ¶6.1 thereof, which terms, conditions, and obligations are incorporated herein.

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1276081_1

6. The Court has considered the objection to the fee and expense award filed by Class Member Jeffrey Harris, and finds it to be without merit. The objection is overruled.

DATED: 7-12-17

THE HONORABLE P. KEVIN CASTEL
UNITED STATES DISTRICT JUDGE

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